Filed by American Axle & Manufacturing Holdings, Inc.
                                                   (Commission File No. 1-14303)
                              Pursuant to Rule 425 of the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: Metaldyne Performance Group Inc.
                                                   (Commission File No: 1-36774)





                                                                        1



          1                     AAM WORLD HEADQUARTERS

          2               American Axle & Manufacturing, Inc.

          3            at the 2016 Bank of America Merrill Lynch

          4                  Leveraged Finance Conference

          5

          6                  Wednesday, November 30, 2016,

          7                          10:10 a.m. ET

          8                       WEBCAST PRESENTATION

          9

         10

         11        TRANSCRIPT OF AUDIO RECORDED WEBCAST PRESENTATION

         12

         13

         14

         15   DOUGLAS KARSON, Research Analyst, Bank of America Merrill


         16   Lynch

         17   CHRIS MAY, Vice President & CFO, AAM

         18

         19

         20

         21

         22

         23

         24   Transcribed By:
              TERRI NESTORE
         25   CSR No. 5614, RPR, CRR




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                                                                        2



          1                      WEBCAST PRESENTATION

          2            MR. KARSON:  As for our fourth presentation


          3   today, we have American Axle & Manufacturing with us.


          4            I've been following the company for close to

          5   20 years, and it's really the premiere manufacturer.  It's


          6   where kind of I learned about what Six Sigma means, and


          7   quality production.  It's obviously a big transaction


          8   that, you know, they have embarked in and I think it's


          9   going to be an interesting conversation.  Please feel free


         10   to have a nice dialogue.  They've been great partners with


         11   our firm, participating in this conference for many years,


         12   which we're very grateful for.

         13            So with us for the firm is Chris May, the vice


         14   president and CFO.  A real numbers guy, but very


         15   approachable.  If you ever have any questions, I'm certain


         16   that he would be able to help you; and then Shannon Curry,


         17   the treasurer, also a great partner with our firm with


         18   investors on the fixed income side.  So without further


         19   ado, I'll turn it over to American Axle.


         20            MR. MAY:  Okay, thank you, Doug.  We are


         21   certainly very excited to be here at the Bank of America


         22   Leveraged Finance Conference.  We presented here a year


         23   ago, and I would tell you my first response today would


         24   be, what a difference a year makes.  So I think you'll see


         25   a lot of transformation that I talk about here today, in





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                                                                        3



          1   terms of our upcoming acquisition of MPG, as well as our


          2   performance, quite frankly, for 2016.

          3            As Doug mentioned, with me today is Shannon

          4   Curry, our treasurer, and my agenda today I'll talk about


          5   the 2016 performance for the company as our base company


          6   and again, the transaction of the acquisition of MPG.


          7            But before I begin, a couple housekeeping items.

          8   Matters discussed today may contain forward-looking

          9   statements that are subject to risks and uncertainties


         10   which cannot be predicted or quantified and which may


         11   cause future activities and results of operations to


         12   differ materially from those discussed.  In addition, due


         13   to our upcoming transition, the discussion is not intended


         14   and does not constitute an offer to sell or the


         15   solicitation of an offer to subscribe for or by securities


         16   of AAM or MPG.  The proposed acquisition of MPG will be


         17   addressed in a joint proxy statement and prospectus that


         18   will be filed with the SEC.  Investors should read this


         19   information in its entirety when it becomes available.


         20            So general counsel's happy.

         21            With that, I'm going to transition into 2016 for

         22   our financial outlook.  Earlier in the month of November


         23   we released our third quarter results, and for those of


         24   you that follow our company, certainly they're online,


         25   you'll find those are very strong results.  At the same





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                                                                        4



          1   time, we gave an updated outlook for our full year of


          2   2016.

          3            So right now we're currently targeting sales of

          4   3.95 billion, which is up from 2015, and we'll talk about


          5   some of those trends, as well as our performance trends in


          6   some upcoming slides.  Also we updated our adjusted EBITDA


          7   margin to 15-and-a-quarter to 15-and-a-half percent for

          8   2016, and then our free cash flow metric for 2016 at


          9   approximately 160 million.  And both our margin and our


         10   cash flow metric we upped to the high end of our guidance


         11   range when we increased this at the beginning of the


         12   month.  So we are on track in 2016 for record sales and


         13   record profits for the company.  This is going to be a


         14   very good year for AAM.

         15            So with that, I'd like to just kind of put a


         16   perspective, as it relates to our revenue, our EBITDA, and


         17   our cash flow performance over the past couple of years,


         18   and where we are today.  You have seen our company have a


         19   very steady growth from 2013 through 2016, as it relates


         20   to revenue.  Yes, we've enjoyed very good end markets in


         21   our primary markets of North America, but we've also been


         22   growing significantly in our China market as well and


         23   we've had a very, very strong backlog cadence through this


         24   period over the last five years, over 100 new program


         25   launches that we've experienced.  So an uplift, if you





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                                                                        5



          1   look at the details, an uplift in the market, but a


          2   significant uplift in our backlog launch.  And also,


          3   another key detail to keep in mind, there's been a


          4   fundamental shift in consumer preferences over the last


          5   couple of years to a shift to crossover vehicles, SUVs and


          6   light trucks, that are now commanding almost 60 percent of


          7   the SAAR sold today and that plays right -- right into the


          8   sweet spot of American Axle & Manufacturing, and we're


          9   benefiting from that.

         10            So when you have performance like that, in terms


         11   of a revenue side, it also drives a strong operating


         12   performance, but our focus is our key elements of the


         13   company, the key foundation of the company, our focus on


         14   quality, operational excellence and technology leadership

         15   continues also to drive these margin performance.  Strong


         16   sales, strong growth, our core values, as a positive


         17   result and superior margins, and you can see that


         18   displayed on the screen in front of the stage.  We've


         19   experienced growth in both an absolute dollar basis for


         20   EBITDA, but even maybe more importantly we've experienced


         21   growth on an EBITDA margin basis, and you can see our


         22   current year guidance of 15-and-a-quarter to 15-and-a-half

         23   percent.  So very, very strong result for the company.


         24            Our operations are delivering results.

         25            So those results, from a P&L metric, translate




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                                                                        6



          1   into very strong cash flow metrics for the company.


          2            So over the last year, since 2013, we have

          3   delivered almost a half a billion dollars of positive free


          4   cash flow.  That's in addition to growing the business


          5   organically.  That's in addition to now delevering the


          6   company.  You see now our trend from '13 through '16 down


          7   to 1.6 times leverage as a company.  And keep in mind that


          8   discipline that we focused on, that delevering the


          9   company, when we talk about the MPG acquisition in some


         10   upcoming slides.  But this delevering, this cash flow


         11   generation, this margin performance has allowed us or


         12   positioned us now to focus on M&A for the company.


         13            So that covers our 2016 performance.

         14            So let's move now to talk about some of the core


         15   values of AAM.  So we talk -- we'll talk about, in an


         16   upcoming slide, some of our backlog, but fueling that


         17   successful backlog has been AAM's technology leadership.

         18   And what do I mean by that?  We have launched new


         19   products, we've enhanced our processes, we have focused on


         20   some of the core mega trends of the industry, as it


         21   relates to green, safety and performance, connectivity and


         22   electrification.  We've had some very successful product


         23   launches.  Think about our EcoTrac product that launched


         24   in 2013.  That will generate -- that will generate almost


         25   $600 million of revenue for the company by 2018 when all

          1   its backlogged is launched and will grow beyond that when


          2   we update our backlog in the future.  That's a highly


          3   product and demand key technology win for us for all wheel


          4   drive vehicles and significant fuel efficiency savings,


          5   but it doesn't end there.

          6            We have gaining traction in our EAM which

          7   launches in our backlog in 2018 and that's our electrified


          8   axle, our new QUANTUM product that will be entering the


          9   marketplace, which is lightweighting and advanced

         10   development on our core legacy axle products which provide


         11   fuel efficiency and lightweighting technologies, and then


         12   of course across our entire product suite, an intense


         13   focus on lightweighting and efficiencies that are being


         14   demanded today by the OEMs and ultimately their customers


         15   that are demanding of them.

         16            But our products are well aligned with the trends


         17   in the industry.  So when you have technology leadership


         18   like that and you're able to deliver high quality products


         19   and program management, that translates into ultimately a


         20   very strong and healthy new business backlog.


         21            So this is the backlog we updated back in January


         22   of this year, it relates to 2016 through 2018, of


         23   $725 million and you can see by proportionate to our


         24   company size, very, very healthy.  But it's also focused


         25   on some of the other growth elements of our revenue, so

          1   two-thirds of our backlog today is relates to passenger


          2   car and crossover vehicle segments, which continues to


          3   further diversify our product portfolio.

          4            And also it's focused on a global basis.  You can


          5   see, well represented on the backlog by global market, you


          6   can see a portion for Asia, a portion for North America


          7   and also a portion for Europe.  So that allows us to


          8   continue to diversify our customer base on a global basis.


          9            One other element that is often talked about when


         10   it relates to our company, it's our exposure on the


         11   full-size truck to General Motors and as most of you, if


         12   you follow our company, you will know that we have been


         13   selected to be on the next generation of that program,


         14   albeit at 65 percent of the content that we enjoy today,


         15   but the good news is when we made this announcement back


         16   over a year ago, in July of 2015, we have since won and


         17   been awarded new business that has substantially


         18   eliminated that sales gap in the transition from this


         19   current full-size generation to the next generation.  We


         20   have a little bit to go, about ten percent, and we're


         21   highly confident we'll close that out.  But in just a


         22   little over a year's time, we have essentially eliminated


         23   this gap and moving on with this issue.  So we are very


         24   excited about that.  The new business wins have come


         25   across many of our different product portfolios and of

          1   course are coming in at a little bit higher margin range


          2   than we had originally anticipated.

          3            So that's positive news result for the company.

          4            So that is an update on the AAM business, as it


          5   sits for 2016, as well as some of our core fundamentals.


          6            So with that, I'm going to switch gears, with no


          7   pun intended, into our acquisition of the Metaldyne


          8   Performance Group or MPG.  So let's start with kind of an


          9   overview of this compelling strategic acquisition.

         10            This transition or transaction will allow AAM to

         11   realize a lot of long-term value, and what's driving that


         12   value?  Well, certainly, we're going to increase the scope


         13   and scale and size and relevancy of American Axle as a


         14   premiere Tier 1 supplier.  We'll go from approximately a


         15   $4 billion company to a $7 billion company -- and we'll


         16   show some of these details on some upcoming slides.


         17            One of the key, key business elements that we


         18   face today is our concentricity to General Motors and our


         19   products and our end markets.  This will have an immediate


         20   stepdown function on our exposure to General Motors from


         21   approximately two-thirds of our revenue today, to about


         22   40 percent when we close and ultimately, by the 2020 time


         23   frame, when all our backlogs are launched, to less than a


         24   third.  So this will continue to de-risk our revenue


         25   stream as a company, so very exciting element for us.

          1            It also allows us to increase into our served


          2   markets, though on a percentagewise it will be similar,


          3   but we'll gain critical scale in the country -- in the


          4   area of Europe, as well as in Asia, which we'll be able to


          5   leverage into further opportunities.

          6            We also have very similar technology focus as a


          7   company, when you put these two together.  Again, very


          8   focused on efficiency gains, lightweighting, mega trends


          9   of the industry, and we'll talk a little bit about that


         10   dynamic in some upcoming slides.

         11            And then lastly it creates a much stronger

         12   profile for the company.  We'll be generating in excess of


         13   $1.2 billion of EBITDA, in excess of $400 million of cash


         14   flow as a combined entity, and a powerful industrial logic


         15   and synergistic opportunity as a company.  So we announced


         16   this at the beginning of the month and we'll talk a little


         17   bit more about the details in the next couple slides.


         18            So on this slide is a full summary, and the pack


         19   is in the back of the room if you have interest in it, but


         20   a full summary of all the transaction details.


         21            I'll just point out a couple key facts.

         22            Number one, we expect this to be accretive in the


         23   first full year of ownership, both on an EPS and a cash


         24   basis, and growing from there.  We have committed


         25   financing in place to complete this transaction.  We

          1   believe there's a strong synergy opportunity on these


          2   combined entities from a hundred to $120 million, and we


          3   do expect this to close in the first half of 2017.


          4            So those are the key points.  Obviously there's a


          5   lot of others.  You can read them online, et cetera.


          6            Let's talk about that significantly enhanced

          7   scale and profitability that I mentioned just a minute


          8   ago.  What you see on the screen is a 2015 audited


          9   performance results.  If you take AAM just shy of


         10   4 billion, MPG at around 3 billion, we're just shy of a


         11   $7 billion company, including some elimination sales.  We


         12   are a customer currently of MPG.  From a profit


         13   perspective, both companies perform at top tier levels for


         14   EBITDA margin performance.  We will continue to leverage


         15   that benefit going forward.  Same is with cash flow


         16   generation of just shy of 200 million for American Axle in


         17   2015, over a hundred million for MPG in 2015.  So you can


         18   see just shy of 300 million here.  You add the synergies


         19   on top of that.  When we deliver those within 24 months


         20   you'll see a 400 million plus pro forma free cash flow


         21   generating entity.  That's a very, very powerful


         22   statement.

         23            In addition, we'll gain additional exposure

         24   across over 90 percent of all light vehicles produced in


         25   North America.  So we'll continue to grow and de-risk that

          1   revenue concentricity for American Axle.

          2            So let's talk about, from the practical side,

          3   from a product side.  So on the screen behind me is sort


          4   of an opaque look of a vehicle.  In red is what AAM


          5   provides today.  So this is our front rear axles, our rear


          6   drive modules, drive shafts, et cetera, and you can see


          7   where that plays on the drivetrain of the vehicle.


          8            When we add in the componentry that MPG plays in


          9   or can support in their serve market, you can see a


         10   significantly enhanced but very complementary to AAM's

         11   core product.  We'll be able to increase now our served


         12   market and revenue opportunities as we go forward as a


         13   combined entity -- and none of those revenue


         14   opportunities, by the way, are included in any of our


         15   synergy numbers or projections.  So we believe very


         16   complementary when you look at their products, in terms of


         17   diff cases and carriers and brackets and connecting rods


         18   et cetera.  So good complement, from a revenue


         19   perspective, as it relates to the combined entities.


         20            But let's look at that at a little bit more,


         21   let's kind of slice and dice that, in terms of how we are


         22   exposed today, AAM, to where we will on a pro forma basis


         23   from our products.

         24            So today, about 50 percent of AAM's revenue is on

         25   General Motors' full-size truck platform.  If you add in





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                                                                       13



          1   all the rest of our full-size truck and light truck


          2   exposure, it's almost 85 to 90 percent.  When we begin the


          3   entities together, you can see the GM full-size truck is


          4   around 25 percent, the balance of our driveline about


          5   another 25 percent.  So combined, it's about half of the


          6   business that we gain.  Now, critical exposure.  Critical


          7   exposure into engines and transmissions, castings and


          8   additional forged product content.  In addition, we'll


          9   gain some enhanced exposure into the commercial and


         10   industry end markets.  So today, that represents less than


         11   three percent of AAM sales.  As a combined entity, that


         12   will be approximately ten percent of that.  So -- and keep


         13   in mind, those are industries right now that are


         14   depressed, which you would expect to have some growth on a


         15   go-forward basis.

         16            And of course the key element that I mentioned


         17   earlier was a diversification, as it relates to our key


         18   customers.  So the pie chart on the far left is our


         19   concentricity by customer for AAM as a standalone, and you


         20   can see about two-thirds is for General Motors, Ford about


         21   1 percent, FCA at 20, and everybody else.

         22            You can see then on a 2015, in the middle pie


         23   chart, is our combined entities on a pro forma basis,


         24   where GM is 41 percent, Ford is 8 percent, FCA is 15.  We


         25   also now gain additional exposure into the other top 15





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                                                                       14



          1   global OEMs, and then everybody else.

          2            By the time we launch our backlog by 2020, you


          3   can see GM is around only a third, Ford continues to


          4   expand and grow with our combined entity company.  Our top


          5   15 other global OEMs continues to expand, which we find


          6   very interesting and very exciting for our company.  We'll


          7   gain exposure now into customers we don't have a


          8   relationship with, such as Hyundai and BMW, and also be


          9   able to continue to grow, in a very positive and


         10   meaningful way, our relationships with Ford and others.


         11            So very, very attractive from a customer

         12   diversification standpoint, and of course one of the key


         13   fundamental investment thesis that we had with the


         14   combined entities.

         15            So that's the revenue side.

         16            Let's transition now and talk a little bit about


         17   the anticipated synergies of the combined entities.


         18            I referred to the number in total previously at a


         19   hundred to $120 million, and you can see all the details


         20   on the screen or your handout of what makes that up; a


         21   combined of overhead and optimizing, you know, corporate


         22   structure, redundant public company costs, I would call


         23   those on the more traditional side, but also from the


         24   purchasing side as well.  We believe we can leverage our


         25   spend on both the direct and indirect material





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          1   opportunities of the combined entities.  Going from a 4 to


          2   a $7 billion company gives us some purchasing power, as


          3   well as some ability to commonize across all our company


          4   in total, and then some other cost savings associated with


          5   some plant loading optimizations across either the forged


          6   business units or the machining units, as well as some


          7   other manufacturing initiatives.

          8            So we believe a very achievable, very realistic

          9   goal, from a synergy perspective.

         10            So what does that mean, and when is this going to


         11   happen?  We anticipate by the end of the first year we're


         12   at a 70 percent of these synergies at a run rate basis are


         13   in place, and at the second year we're fully done at a


         14   hundred percent.

         15            In terms of cost to implement, we would expect to


         16   incur about one year's worth of synergies, in terms of


         17   cash cost, to implement these and we would anticipate that


         18   in a very similar type time frame, probably around


         19   70 percent in the first year and a little bit will trail


         20   into the second year.  But again, that would be a one-time


         21   cost, and of course the synergies would go on into


         22   perpetuity.

         23            So one of the other things we were asked about


         24   was, okay, can you give us and explain to us maybe some


         25   forward-looking information, as it pertains to your





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                                                                       16



          1   thought on the market, your thought on your ability to


          2   perform from a margin basis and your cash flow and


          3   downside scenarios, and I'm going to share all this


          4   information here with you on the next couple of slides.


          5            So first let's start with our view on the macro


          6   for U.S. SAAR and North American production, and what you


          7   can see on the chart with the red bar with the AAM logo is


          8   our view of U.S. SAAR for 2017, '18, and '19, essentially


          9   flat at 17.250.  You can compare that to the current


         10   I.H.S. benchmarks that are out there, that are slightly


         11   higher at 17-and-a-half and 17.4 by the time you get to


         12   2019, and you can compare that to the production, North


         13   American production by either I.H.S. or Autofacts which


         14   show growth -- which show growth -- over the next three


         15   years, which indicates that North America continues to


         16   export more vehicles, right?  As other OEMs are

         17   concentrating their assembly locations here in North

         18   America, which becomes even more relevant to us.  As we


         19   now have content on 90 percent of the production in the


         20   U.S., we will experience some of that benefit as well.


         21   But again, keep in mind we're also focused on 60 percent


         22   plus of the trending of the light truck and crossover


         23   vehicle and SUV of the market will benefit from that, and


         24   we also assume a moderate recovery in the commercial


         25   vehicle and industrial end markets, which are at very

          1   depressed levels today, so we should get some uplift


          2   associated with that.

          3            So let's talk a little bit more specific to the


          4   combined entities financial performance from 2017

          5   through 2019.

          6            So from a sales perspective, we are targeting a


          7   growth range for this period from 3 to 5 percent, and that


          8   includes the impact of launching over a billion dollars of


          9   new and incremental business backlog.  I shared with you


         10   earlier what AAM's portion was for '16 through '18.

         11   Obviously we'll update that again in January, but MPG also


         12   has a significant new business backlog.  So combined, it's


         13   in excess of a billion, so we'll experience growth with


         14   that, as well as our market assumptions which I just


         15   shared with you.

         16            From an adjusted EBITDA margin, we're targeting a

         17   range of 17 to 18 percent, and of course that's once the


         18   synergies are at full run rate by 2018.  So very exciting


         19   continued increase in our EBITDA margin performance with


         20   the combined entities, plus the successful implementation


         21   of our synergies.

         22            Again, margin performance translates into a

         23   strong free cash flow, and we're targeting a range through


         24   2019 of 5 to 7 percent of sales of free cash flow, and


         25   when I mean free cash flow, we define that as cash flow

          1   from operations, less Cap Ex.  So it's paid for Cap Ex,


          2   it's paid for interest, it's paid for taxes, it's paid for


          3   everything.  This is adjusted free cash flow left over to


          4   use in other capital priorities.

          5            And then lastly, Cap Ex.  Targeting around 8


          6   percent of sales in 2017 and this will transition down to


          7   be less than 6 percent of sales by the 2019 time frame.


          8   With a billion dollars, plus a new business backlog, you


          9   need to make some investments but with a margin profile of


         10   17 to 18 percent, you can of course afford to make the


         11   appropriate investments to generate those returns.

         12            So that's our financial targets.

         13            So the other element that we get, in terms of


         14   financial perspective, is looking at the downside


         15   scenarios.  We get asked this quite a bit.  So we've put


         16   together, shared with you based on our targeted EBITDA


         17   performance, targeted with our revenue growth and synergy


         18   realization, we'll have a significant EBITDA performance

         19   well above our cash requirements that come after the EBITA


         20   line.  So think of Cap Ex, think of interest, think of tax


         21   payments.  Those would be in the blue.  So we have


         22   significant cushion there from our EBITDA performance over


         23   those cash calls on the company.  Couple that with our


         24   highly variable cost structure that AAM has, as well as


         25   MPG has, we believe we have the company positioned to be

          1   in a cash break even if we experience a 25 to a 30 percent


          2   downturn scenario which, as you know, is a pretty dramatic


          3   downturn.  That would be a very personal high


          4   peak-to-trough scenario.  But a lot of flexibility from


          5   our cost structure, a lot of flexibility that when you


          6   have performance margins like this they give you that are


          7   related to your cash.

          8            So we think we're covered there pretty good.

          9            The other question we get asked is, well, explain


         10   how you're thinking about your leveraged profile for the


         11   next couple years, and this is it on the screen.


         12            At close, we anticipate around three-and-a-half

         13   times levered and by 2019 we'll be two times levered, and


         14   you can see the steady cadence of about a half a turn down


         15   each year in '17, '18, and '19, based on the cash flow


         16   generation of the company.  We will of course get a little


         17   bit of EBITDA growth as well on the company, but


         18   predominantly on the cash flow side.  We'll maintain a


         19   very healthy liquidity position for the company, in excess


         20   of a billion dollars, and we have minimal debt maturity


         21   calls until 2019, and then in 2020 there's none at this


         22   point either.  So a very healthy profile as it relates to


         23   paydown, as well as it relates to liquidity, and then a


         24   debt maturity profile.

         25            I would remind you back when I showed you earlier

          1   on about core American Axle, our discipline when we set


          2   our targeted leverage reduction goals and that we were


          3   lasered focused on achieving it and we were able to do


          4   that, we'll do that again.

          5            So what does that mean from an enhanced credit


          6   profile?  Of course increased size and scale gives us a


          7   lot of benefits, which we've talked about.  Our customer


          8   and product diversification also gives us an enhanced


          9   credit profile, allows us to be more resilient,


         10   geographically, product based, et cetera.  Serve market


         11   opportunities will increase for us, as well as content per


         12   vehicle expansion.  Strong cash flows we just talked


         13   about, strong synergies we also talked about, and our debt


         14   maturity profile we also talked about.


         15            So we believe the combination of all these points


         16   creates a very strong, enhanced credit profile for the


         17   company.

         18            So on this last slide you can see a summary of


         19   all the industrial logic associated with this transaction.


         20   We talked about many of these.  But there are some that we


         21   didn't talk a lot about, such as working capital


         22   improvements, which we believe will continue to enhance


         23   the value of this business.  Think of inventory


         24   reductions, payable terms, et cetera.  A balanced tax


         25   strategy on the combined entities.  We have attributes,

          1   when combined, will be beneficial to the company in total.


          2   And of course our ability to leverage Cap Ex either


          3   avoidance or optimization as we deploy products and new


          4   programs in the future between the two combined entities.


          5            But in conclusion, I'd like you to walk away with


          6   four things:  This is a very solid, powerful industrial


          7   logic transaction.  I think you'd find through whether it


          8   be the product or the performance, that's very compelling.


          9   We have a great synergy potential as a combined entity, a


         10   hundred to 120 million.  Strong margins and free cash flow


         11   opportunities; and last, this will be a value driver for


         12   all our key stakeholders on a go-forward basis.


         13            So with that, that concludes the formal remarks

         14   of my presentation, and we'd certainly open it up to any


         15   Q and A.

         16            MR. KARSON:  Question here couple in front.


         17            ATTENDEE QUESTION:  On the down time -- downside

         18   scenario of 25 to 30 percent, you said cash flow break


         19   even.

         20            MR. MAY:  Yep.

         21            ATTENDEE QUESTION:  Did you come up with that

         22   number before making any adjustments for Cap Ex and taxes,


         23   or does that include, you know, having cut Cap Ex to sort


         24   of minimal levels?  Maybe you can talk a little about the


         25   assumptions to get you to that 25 percent to 30 percent

          1   number.

          2            MR. MAY:  Yeah, certainly.  So obviously there's


          3   a variable cost element to our business.  You know, for


          4   example, on American Axle's side, 70 percent of our cost


          5   structure is material, which is a direct material buy,


          6   which is highly variable.  So you go through the first


          7   layer.  We do have some assumed reduction in Cap Ex


          8   associated with maintenance capital, but it's not very


          9   significant in the context of this, but you think about if


         10   you're in a depressed scenario, your equipment isn't


         11   running as hard, you can manage some of that maintenance


         12   capital.  It has no, none, no sacrifice for Cap Ex, in


         13   terms of program support, et cetera.  So just a small


         14   portion related to maintenance capital.

         15            You also then have a little bit of -- you would


         16   go at a depressed scenario at 25 to 30 percent, you would


         17   target some fixed cost reductions -- and we have some


         18   there -- not a lot, but we have some.  And of course if


         19   you thought that would extend for a further part of time,


         20   we believe there's additional actions, on top of what we


         21   have shared with you today, that we could do.


         22            ATTENDEE QUESTION:  The -- again getting back to

         23   that downside scenario, you had the slide on projected


         24   delevering through 2018, '20.

         25            MR. MAY:  '19.

          1            ATTENDEE QUESTION:  Or 2019.  What does that

          2   deleveraging look like in that downside scenario?  And I'm


          3   just wondering if you did some sensitivity analysis around


          4   leverage ratios in a 25, 30 percent downturn.


          5            MR. MAY:  Yeah, I would tell you, first of all,


          6   our focus was, when you're in a downside scenario, is


          7   cash, right?  So even if you get to cash break even or


          8   better, you can still continue to de-lever or pay down


          9   debt and address your debt service needs.


         10            It would depend on when.  You can see how quick


         11   that was paying down at half a turn a year from '17, '18,


         12   to '19.  So to the extent that it happened in later time


         13   periods, you would be able to accommodate pretty


         14   significant downturn and still not lever up too high.


         15   You're at some level stuck with math at that point, but


         16   we'll be cash break even or better in those downturn


         17   scenarios.  I don't know if that exactly addresses your


         18   question -- you're looking for a ratio -- but of course


         19   your EBITDA would come down, your leverage would go up,


         20   but if it happened in the outer years, it would be a very


         21   manageable number.

         22            ATTENDEE QUESTION:  I have a quick question.

         23   I'll jump in on some of your new kind of business wins.


         24            You did a good job filling the gap with the K2XX,


         25   picking up xTV platform.  What are some of the kind of

          1   opportunities that you see in like new product


          2   development, whether it's lightweighting or redesign that


          3   the industry could benefit from, given the like leaders in


          4   axle production?

          5            MR. MAY:  Yeah, certainly.  We have been


          6   successful in replenishing that gap.  I believe you


          7   mentioned, Doug, over 90 percent, and we saw the wins in


          8   that 90 percent fill -- really hit almost our entire


          9   product suite of products, that we had to offer, from rear


         10   axles to drive modules to our EcoTrac system to drive


         11   shafts to forgings.  But some of the trends that we see,


         12   that allowed us to be successful, if you go back to that


         13   technology leadership that I mentioned, was our EcoTrac

         14   system on the all wheel drive platforms, which have


         15   significant fuel efficiency savings versus a traditional


         16   all wheel drive system, and essentially eliminates any


         17   penalty loss versus a front wheel drive system.  So we see


         18   a lot of interest in that.  A lot of interest in our


         19   lightweighting initiative QUANTUM with our rear axle

         20   platforms could also be applied to some of our other axle


         21   type programs that has --

         22            ATTENDEE QUESTION:  QUANTUM?

         23            MR. MAY:  Yeah, QUANTUM has approximately a


         24   35 percent less weight than a comparable axle today, and


         25   can get a percent-and-a-half fuel efficiency savings.  So

          1   we are in the final stages of that and obviously getting


          2   those out into customers to view and look.


          3            We see opportunities there.

          4            Lightweighting, as it relates to different types

          5   of materials, are always of interest of the OEMs as well,


          6   but there's, you know, value and efficiencies either in


          7   lightweighting, but also in just true efficiency through


          8   our products.  So -- and we're seeing a lot of that.


          9            And then of course the last one is our EAM


         10   product, which we do launch in 2018 and our backlog, which


         11   is our electric axle, we see interest for that as well.


         12            ATTENDEE QUESTION:  That's all.  Thank you.

         13            MR. MAY:  Mm-hmm.

         14            ATTENDEE QUESTION:  Hi.  Following up on the


         15   question some other gentlemen asked, and they were asking


         16   about the downside, and a lot of investors have sort of


         17   the question of why now, at this point in the cycle?


         18            So did you initiate the process or is this


         19   something that came to you?  Just thinking you guys have


         20   worked so hard to get leverage down, and to take it back


         21   up a couple turns -- we can all debate what's going to


         22   happen with SAAR going forward.  So sort of why now?


         23            And the second question is the Metaldyne margins

         24   have always been -- at least to me, you know, on the


         25   higher side than I would have expected for what they do.

          1            Through your due diligence process, maybe you can

          2   just give us some comfort about how those margins kind of


          3   can hold out in the future years.  Thanks.


          4            MR. MAY:  Yeah, certainly.  Well, first of all,


          5   let's start with the margin, you know, we just gave you


          6   guidance here and also a couple weeks ago.  We project the


          7   combined entity will be 17 to 18 percent EBITDA margin, so


          8   we expect those to continue.

          9            As it relates to the why now question, if you


         10   think about the fundamental issues of the business, right?


         11   Our concentration with one large customer, our


         12   concentration with one large, in particular, platform,


         13   right?  The opportunity has presented itself for us to


         14   consummate this transaction.  We felt this achieved a lot


         15   of those goals, plus very complementary to our business


         16   today, from a synergy perspective, from a culture


         17   perspective and again, take our view on the industry.  We


         18   believe we're going to be in a plateau environment for the


         19   next couple of years, which will allow us to pay down our


         20   debt very quickly.  That is very powerful


         21   EBITDA-generating machine, a very powerful free cash flow


         22   generating machine, and you can see how quickly we


         23   de-lever.  And we felt that obviously we had to lever up


         24   the balance sheet a little bit to accommodate this


         25   transaction but the benefits, we believe, far outweigh

          1   anything else.

          2            ATTENDEE QUESTION:  Just to follow up on the

          3   Metaldyne margins.  Just what's unique?  Because they're


          4   awfully high versus a lot of things we see in the


          5   industry.  Is it just, you know, their positioning and


          6   just not that much manufacturing capacity out there for


          7   what they do so they can get those type of numbers or is


          8   it embedded in some of the contracts they've got?


          9            I'm just kind of curious what you've seen, what


         10   kind of drives those type of margins.


         11            MR. MAY:  They have good technologies, good


         12   position in the marketplace, good cost structure, and


         13   they've been delivering those results for a while now,


         14   so...

         15            MR. KARSON:  Are there any remaining questions?


         16            All right.  Well, thank you very much.


         17            Excellent presentation.

         18            MR. MAY:  Thank you.

         19            MR. KARSON:  And enjoy the rest of the day.


         20            Thank you.

         21            MR. MAY:  All right.  Thank you.


         22            (End of presentation.)

         23

         24

         25